K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

May 1, 2025
VIA EDGAR
Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Carillon Series Trust (Registration Nos. 033-57986; 811-07470)

Dear Mr. Brodsky:
The following are the responses by and on behalf of Carillon Series Trust (the “Registrant”) to the comments that you provided by telephone on April 15 and 29, 2025 to Kathy Kresch Ingber and Jacob M. Derr regarding the Registrant’s preliminary proxy statement on Schedule 14A (“Proxy Statement”) that was filed with the Securities and Exchange Commission (“SEC”) on April 9, 2025.  Your comments are set forth below and are followed by the Trust’s responses.  Defined terms used below have the same meanings as in the Proxy Statement.
The Registrant believes that the responses below fully address the comments of the SEC staff (“Staff”).  Unless noted otherwise, where the same, or substantially the same, disclosure appears in multiple locations in the Proxy Statement, the Registrant will reflect the changes in disclosure set forth below each time such disclosure appears.
1.     In the future, please clearly label all PRE 14A proxy materials filed with the SEC as preliminary proxy materials.
In the future, the Registrant will clearly label all PRE 14A proxy materials filed with the SEC preliminary proxy materials.
2.     The Proxy Statement refers to the proposals as both a singular “Proposal” or multiple “Proposals.”  Please revise the disclosure to clarify that the Registrant’s Board of Trustees is soliciting shareholder approval for multiple proposals.
As appropriate, the Registrant has revised the disclosure throughout the Proxy Statement to refer to multiple “Proposals.”
3.     In the response to the fifth question in the “Questions and Answers Regarding the Proposals” section of the proxy materials, the disclosure states, “[t]he costs of the Reorganization, which are unknown at this time, are expected to be paid by the Fund, because the Reorganization will increase the asset size of the Fund and has the potential to result in economies of scale and lower expenses for the Fund over time. As a result of the fee waiver and/or expense reimbursement agreement, Carillon is expected to pay the Reorganization-related fees and expenses.”  Revise the disclosure to clarify whether the Fund or Carillon will pay the costs of the Reorganization.

Securities and Exchange Commission
May 1, 2025

The Registrant has revised the disclosure as set forth below:
The Fund will pay the costs of the Reorganization, which are unknown at this time, ~~are expected to be paid by the Fund,~~ because the Reorganization will increase the asset size of the Fund and has the potential to result in economies of scale and lower expenses for the Fund over time. However, it is anticipated that Carillon ultimately will pay the Reorganization costs ~~A~~as a result of the fee waiver and/or expense reimbursement agreement in effect for the Fund. ~~, Carillon is expected to pay the Reorganization-related fees and expenses.~~
4.     In the response to the penultimate question in the “Questions and Answers Regarding the Proposals” section of the proxy materials, the disclosure states, “Carillon or an affiliate will bear the expenses associated with the Meeting, including the costs of printing, mailing, tabulating and soliciting proxies, whether or not the Proposals are approved.”  If it is possible that the Fund, rather than Carillon or an affiliate, will bear these expenses, disclose this point clearly.

The Registrant confirms that the Fund will not bear the expenses associated with the Meeting.  Therefore, the Registrant has not implemented any changes to this disclosure to indicate that the Fund will bear these expenses.  However, the Registrant has made other conforming and clarifying changes, as set forth below:

Carillon or an affiliate will bear the expenses associated with the meeting, including the preparation, ~~costs of~~ printing~~,~~ and mailing of these proxy materials, and soliciting and tabulating ~~and soliciting~~ proxies, whether or not the Proposals are approved.

5.     The disclosure in the “Background and Rationale” section of the Proxy Statement states that Chartwell Investment Partners, LLC, the Fund’s subadviser, also serves as subadviser to the Carillon Chartwell Small Cap Fund (“Small Cap Fund”), “which has identical investment objectives, principal investment strategies and principal risks as the Fund.”  In a draft of a prior response letter to the Staff, the Registrant referred to the investment objectives, principal investment strategies and principal risks of the Fund and Small Cap Fund as “the same.” Please reconcile the language, as appropriate, and advise the Staff supplementally if the usage of different terms is not intended to convey a difference.

The Registrant has used the terms “identical” and “the same” interchangeably to denote that there are no differences in the investment objectives, principal investment strategies and principal risks of the Fund and the Small Cap Fund.  The Registrant will revise the disclosure in the Proxy Statement, any future registration statement filings and correspondence with the Staff to reflect that the investment objectives, principal investment strategies and principal risks of the Fund and the Small Cap Fund are identical.

6.     As set forth in Proposal 1.C., the proposed fundamental policy relating to commodities would not “prevent the [F]und from purchasing, selling and entering into financial futures contracts (including futures contracts on indices of securities, interest rates and currencies), options on financial futures contracts (including futures contracts on indices of securities, interest rates and currencies), warrants, swaps, forward contracts, foreign currency spot and forward contracts or other derivative instruments that are not related to physical commodities.”  State supplementally whether the phrase “that are not related to physical commodities” is intended to modify the entire list of instruments, or only derivative instruments that are not related to physical commodities.

Securities and Exchange Commission
May 1, 2025

The proposed fundamental investment policy is identical to that of the Small Cap Fund.  The Fund interprets this policy in the same manner as the Small Cap Fund, pursuant to which the phrase “that are not related to physical commodities” is read to modify the reference to “other derivative instruments,” which immediately precedes it.  As noted by the Staff, this policy would prohibit the Fund from trading commodity futures, but not commodity forwards or swaps.  This policy is a legacy restriction and the Registrant is interpreting the policy as explained herein.
The Registrant has revised the Proxy Statement disclosure to explain this policy as set forth below:
The proposed fundamental investment policy is more flexible, as it would expressly permit the Fund: (1) to retain commodities or commodity contracts acquired as a result of ownership of securities or other instruments issued by persons that purchase or sell commodities or commodities contracts; and (2) to purchase, sell and enter into: (i) financial futures contracts~~,~~; (ii) options on financial futures contracts~~,~~; (iii) warrants, swaps, forward contracts, foreign currency spot and forward contracts, including those related to physical commodities; ~~or~~ and (iv) other derivative instruments that are not related to physical commodities.
7.     The Proxy Statement discloses that the proposed fundamental investment policy with respect to real estate in Proposal 1.G. “would provide the Fund with the flexibility to comply with to any future changes to the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, without the need for shareholders to take further action.” Please revise or qualify this statement as it is overly broad.
The Registrant has revised this statement to reflect that the proposed fundamental investment policy with respect to real estate “would provide the Fund with the flexibility to comply with to any future changes to the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, without the need for shareholders to take further action with respect to this policy.”
8.     Replace the disclosure in the “Voting Information” section of the Proxy Statement regarding broker non-votes with a statement to the effect that, if a beneficial owner does not provide voting instructions to a broker with respect to its Fund shares, the broker is not permitted to vote a proxy with respect to the shares, and such shares will not be counted for determining the presence of a quorum.

The Trust is not subject to NYSE Rule 452, which governs whether brokers may exercise discretionary authority to vote shares with respect to which the beneficial owner has not provided voting instructions.  The Trust’s determination regarding the treatment of broker non-votes when determining the presence of a quorum at a shareholder meeting is informed by the Trust’s organizational documents and state law.  Neither the Trust’s organizational documents, nor the Delaware Statutory Trust Act, require the Trust to reject broker non-votes.  The Trust will not assume responsibility or liability for determining third-party compliance with applicable regulatory requirements.  Accordingly, the Trust respectfully declines to replace the disclosure noted by the Staff and acknowledges that the Staff does not concur with this position.

Securities and Exchange Commission
May 1, 2025

9.     The “Additional Information” section of the Proxy Statement discloses that “Carillon has retained Broadridge to assist in the solicitation of proxies, at a cost of approximately $30,000 (plus reimbursement of out-of-pocket expenses).” Please revise the disclosure to include the material terms of Carillon’s contract with Broadridge.
In accordance with subsequent guidance provided by the Staff, the Registrant has determined that the existing disclosure which identifies the proxy solicitor, the estimated amount of the solicitation costs and the party that will pay the costs, satisfies the requirements of Schedule 14A, Item 4(a)(3).  Therefore, the Registrant has not implemented any revisions to the Proxy Statement disclosure reference by the Staff.
10.     Include in the table in Appendix A, the security ownership of the Registrant’s Trustees, trustee nominees and named executive officers.
Regulation S-K, Rule 403, Instruction 1 states that, “if the percentage of shares beneficially owned by any director or nominee, or by all directors and officers of the registrant as a group, does not exceed one percent of the class so owned, the registrant may, in lieu of furnishing a precise percentage, indicate this fact by means of an asterisk and explanatory footnote or other similar means.”  As the Registrant’s Trustees and officers as a group do not own more than one percent of any class of the Fund, the Registrant has added an asterisk to the disclosure preceding the table in Appendix A and included the following statement below the table:

The Trustees and officers of the Fund, as a group, owned less than 1% of each class of the Fund’s outstanding shares as of the Record Date.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Susan L. Walzer
Ludmila M. Chwazik
Carillon Tower Advisers, Inc.